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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge Street, Suite 1700
(No. and Street)

Toronto | Ontario, Canada | M2M 4G3
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dean Percy, CFO 416-913-8314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Ave. | Toronto | ON, Canada | M6A 1Y7
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Kholodenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 2009, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

RONALD HAROLD LACHMANSINGH,
Barrister, Solicitor & Notary Public,
Province of Ontario, Canada.

JURIANSZ & LI
BARRISTERS AND SOLICITORS
Xerox Tower
5650 Yonge Street, Suite 1709
Toronto, Ontario
Canada M2M 4G3

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRADE USA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Questrade USA, Inc.

We have audited the accompanying Statement of Financial Condition of Questrade USA, Inc. (the "Company") as at December 31, 2009 prepared in accordance with Rule 17a-5(d)(2) of the Securities Exchange Act of 1934. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Company as at December 31, 2009 in accordance with Rule 17a-5(d)(2) of the the Securities Exchange Act of 1934.

This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

The statement of financial condition as at December 31, 2008 included for comparative purposes, are unaudited.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 19, 2010

QUESTRADE USA, INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009
(expressed in U.S. Dollars)

ASSETS

	2009	2008 (Unaudited)
CURRENT		
Cash	$ 58,289	$ 30,161
Accounts receivable	87	87
Prepaid expenses	1,823	1,129
	60,199	31,377
OTHER		
Intangible asset (note 4)	1,722	1,722
TOTAL ASSETS	$ 61,921	$ 33,099

LIABILITIES

	2009	2008 (Unaudited)
CURRENT		
Accounts payable and accrued liabilities (note 6)	$ 41,110	$ 5,933
Due to affiliate (note 6)	125	6,993
	41,235	12,926
LONG-TERM		
Subordinated loans (note 5)	60,000	40,000
TOTAL LIABILITIES	101,235	52,926
STOCKHOLDER'S DEFICIENCY		
COMMON SHARES (note 7)	8	8
ADDITIONAL PAID-IN CAPITAL	2,184	-
DEFICIT	(41,349)	(19,835)
TOTAL STOCKHOLDER'S DEFICIENCY	(39,157)	(19,827)
	$ 62,078	$ 33,099

ON BEHALF OF THE BOARD

________________________ DIRECTOR

________________________ DIRECTOR

See accompanying notes to statement of financial condition

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. BASIS OF PRESENTATION

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007 under the Business Corporations Act of Ontario and commenced operations on January 31, 2009 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers consulting services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to all types of individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Intangible asset -**

Intangible assets, which consist of incorporation costs, with determinable lives are stated at cost less accumulated amortization. Intangible assets are amortized a rate of 5.25% per annum.

(c) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) **Revenue recognition -**

The Company recognizes revenue on provision of consulting services as services are provided.

(e) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include deferred income tax asset valuation allowance and amortization.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to affiliate and subordinated loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as it is non-interest bearing and without security. The Company's cash is held at one financial institution.

The Company is exposed to foreign currency risk in that certain of its financial instruments at the balance sheet date are denominated in Canadian dollars. Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. As such, when ultimately settled, the number of Canadian dollars received may differ from the carrying amount. The Company is exposed to foreign currency risk in the amount of approximately CDN$34,700 included in cash, approximately CDN$26,100 included in accounts payable and accrued liabilities and approximately CDN$125 included in due to affiliate.

4. **INTANGIBLE ASSET**

Intangible asset consists of incorporation costs with a cost of $1,738 and accumulated amortization of $16. Estimated future annual amortization expense is as follows:

In the year ending December 31,	2010	$	90
	2011	$	86
	2012	$	81
	2013	$	77
	2014	$	73

5. **SUBORDINATED LOANS**

In the prior year the Company entered into a subordinated loan agreement for $40,000 with their parent company. This loan was approved by FINRA on January 31, 2009 and is due on January 31, 2012 and bears interest at a rate 30% per annum. An additional subordinated loan agreement for $20,000 with their parent company was entered into on August 31, 2009. This subordinated loan is due on September 30, 2012 and bears interest at a rate of 60% per annum.

6. **RELATED PARTY TRANSACTIONS**

As at December 31, 2009 $125 was due to affiliate ($6,993 as at December 31, 2008). As at December 31, 2009 $15,000 was included in accounts payable and accrued liabilities in connection with the interest due on subordinate loan payable.

7. **COMMON SHARES**

The Company has an unlimited number of authorized common shares, of which eight are issued and outstanding.

8. **INCOME TAXES**

The Company has non-capital loss carryforwards of $41,349 for Canadian federal and provincial income tax purposes. The loss carryfowards expire as follows:

In the year ending December 31,	2027	**$ 1,164**
	2028	**$ 18,671**
	2029	**$ 21,514**

The effects of significant temporary differences are as follows:

	2009	**2008** (Unaudited)
Deferred tax asset:		
Non-capital loss carryforwards	**$ 6,202**	$ 3,273
Valuation allowance	**(6,202)**	(3,273)
	$ -	$ -

9. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2009, the Company had net capital of $31,553, which exceeded minimum net capital requirements by $26,553.

QUESTRADE USA, INC.

DERIVATIVE REPORT BY THE AUDITORS

DECEMBER 31, 2009

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

DERIVATIVE REPORT BY THE AUDITORS

To the Directors of
Questrade USA, Inc.

We have audited the financial statements of Questrade USA, Inc. as at December 31, 2009 and for the year then ended, and reported thereon under date of February 19, 2010.

Pursuant to the requirements of Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 ("Rule"), we are required to report to you any material inadequacies found to exist in the accounting system, the internal accounting controls and the procedures for safeguarding securities during the aforementioned audit. For the purposes of understanding the nature of our reporting to you under the Rule, we have used the interpretations included in Rule 17a-5(g)(1)-(3) of the Securities Exchange Act of 1934 inclusive as well as the guidance regarding derivative reports included in the Canadian Institute of Chartered Accountants' Assurance and Related Services Guideline 13 ("AuG-13"), "Special Reports on Regulated Financial Institutions". We also understand that practices and procedures that accomplish the objectives referred to in the Rule are considered by the United States Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the Rule. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the Rule and to assess whether those practices and procedures can be expected to achieve their stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Rule also lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

During the course of the aforementioned financial statement audit, based on the interpretations referred to above, we noted no material inadequacies in the accounting system, the internal accounting controls and the procedures for safeguarding securities.

A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. No procedures have been carried out in addition to those necessary to form an opinion on the financial statements.

In addition, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not consider the practices and procedures followed by the Company in any of the following areas:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

This report has been prepared in accordance with the applicable guidance on derivative reports included in AuG-13 and is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 19, 2010

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS